PRESS RELEASE:

                                             Filer:  Thermo Electron Corporation
                                Subject Company:  Thermo Instrument Systems Inc.
                                  Subject Company Exchange Act File No.:  1-9786
                                   Registration Statement No.:  333-____________
Investor Contact: 781-622-1111
Media Contact: 781-622-1252

               THERMO ELECTRON ANNOUNCES MAJOR REORGANIZATION PLAN

* Company to be Split into Three Independent Entities: Thermo Electron to Focus on Measurement and Detection Instruments; Thermo Fibertek and Medical Products Businesses to be Spun Off as Dividends to Thermo Electron Shareholders

*        Businesses with Aggregate Revenues of $1.2 Billion to be Sold

WALTHAM, Mass., January 31, 2000 - Thermo Electron Corporation (NYSE-TMO) announced today that its board of directors has authorized a major reorganization plan that will vastly simplify Thermo Electron by splitting the company into three independent public entities, two of which will be spun off as dividends to Thermo Electron shareholders. As part of the plan, which is expected to take about one year to complete, the company has designated for sale businesses with aggregate revenues of $1.2 billion. This is in addition to businesses with approximately $150 million in revenues sold since May 1999. Ultimately, Thermo Electron will become one integrated, publicly traded company.

         The "new" Thermo Electron will focus on its core business - measurement and detection instruments. Thermo Electron also plans to spin off as a dividend to Thermo Electron shareholders its Thermo Fibertek subsidiary and a newly created medical products company. As a stand-alone public entity, Thermo Fibertek will continue to broaden the use of its separation technologies for process industries and commercialize new fiber-based composite products. The new medical products company, which will be formed by combining several existing businesses, will provide medical equipment and systems to the healthcare industry. Once the process is complete, each of these three companies will have its own entirely separate and independent board of directors and management team.

         Richard F. Syron, chairman, president, and chief executive officer of Thermo Electron, said, "This is a bold plan to deliver shareholder value by creating three independent, focused companies that have strong prospects for growth. Further, we believe this plan will allow the 'new' Thermo Electron to become the preeminent provider of measurement and detection instruments. Thermo Electron will be a highly integrated, tightly managed operating company. While still a broad-based instrument company addressing needs in virtually every industry, we plan to invest significant resources - through internal R&D, strategic partnerships, and complementary acquisitions - in growing our expanding product and technology portfolio serving customers in the life sciences and telecommunications industries.

         "In addition, we believe we will create added value for Thermo Electron shareholders by spinning off two focused companies that also have substantial opportunities for growth. Shareholders who have struggled in the past with the company's complexity should benefit from the simplified structure and well-defined strategy. Each of the three entities that will emerge from this plan has the scale and business fundamentals to be a strong, stand-alone company," said Syron. "With a clear mission and approach, each management team will be able to concentrate on the specific issues and needs facing the customers it serves. As independent entities, these companies will have greater access to capital, which, in turn, will enable them to build on their leading market positions. We believe this will allow each company to become a superior competitor, thereby offering greater value to customers and shareholders."

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
Thermo Electron Corporation                                                    2

         Syron concluded, "Thermo Electron was founded on the principle of identifying and nurturing new technologies and bringing them to the marketplace. With this new structure, we believe each company will be able to continue the Thermo Electron tradition of product innovation and excellence, while creating even greater opportunities for commercial success."

The three new companies that will be formed from Thermo Electron are:

THERMO ELECTRON - MEASUREMENT AND DETECTION INSTRUMENTS:
Thermo Electron will focus solely on its measurement and detection instruments business. Thermo Electron is already a world leader in the instrument industry, with 1999 instrument revenues of approximately $2.3 billion. The "new" Thermo Electron will provide instruments for the life sciences, telecommunications, analytical, process control, laser, optical components, precision temperature-control, and environmental-monitoring markets. Currently these technologies are designed and distributed through a number of public and private companies, including Thermo Instrument Systems and its subsidiaries: Thermo Optek, ThermoQuest, Thermo BioAnalysis, ONIX Systems, ThermoSpectra, Metrika Systems, Thermo Vision, and Thermo Environmental Instruments, as well as through Thermedics Detection and Thermo Sentron. Under the plan, public subsidiaries would be "spun in" or merged into Thermo Electron, ultimately creating one integrated public company.

         Spectra-Physics Lasers, acquired by Thermo Instrument in February 1999, will remain a public company while Thermo Electron continues to evaluate this business.

         Richard Syron will remain chairman, president, and chief executive officer of Thermo Electron, and Earl R. Lewis will continue to serve as president of the instruments business.

THERMO FIBERTEK - SEPARATION TECHNOLOGIES AND FIBER-BASED PRODUCTS:
Thermo Fibertek is a leading provider of separation technologies for the pulp and paper industries and is known for its service, product quality, and technological innovation. The company is a worldwide leader in recycling equipment and water-management systems, and the number one competitor worldwide for paper-machine accessories. As an independent company, Thermo Fibertek will be better positioned to raise capital for investment in additional technologies and businesses that would allow it to expand its core business. Thermo Fibergen, which will remain a subsidiary of Thermo Fibertek after the proposed spinoff, will aggressively fund the continued development and growth of its fiber-based composite business. In 1999, the companies had consolidated sales of approximately $225 million.

         Thermo Fibertek's obligations relating to its outstanding convertible debentures will not be affected by the spinoff; the debentures will remain convertible into Thermo Fibertek common stock and will continue to be guaranteed by Thermo Electron.

         William A. Rainville will remain president and chief executive officer of Thermo Fibertek. The company is expected to be renamed before the spinoff to shareholders, which is anticipated to occur by early 2001.

MEDICAL PRODUCTS:
Thermo Electron has had a growing presence in the medical products industry through a number of wholly owned businesses and public subsidiaries. Currently, Thermo Electron is the number one player

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
Thermo Electron Corporation                                                    3

in neurodiagnostic and monitoring equipment, and holds the number two position worldwide in respiratory and pulmonary care products. Several of Thermo Electron's healthcare businesses will become part of a new medical products company that will include its neurodiagnostic, patient-monitoring, auditory, respiratory and pulmonary care, enteral feeding systems, and medical polymers product lines. In 1999, these businesses had sales of approximately $335 million. As an independent, focused entity, the new medical products company will be better positioned to market its products and respond to customer demands in today's competitive healthcare arena. Thermo Cardiosystems and Trex Medical will not be part of the new medical products company. See "Divestitures" below.

         Thermo Electron is currently conducting an extensive search for a president and chief executive officer of this new medical products company, considering both internal and external candidates. The company will fill the position before the spinoff to shareholders, which is expected to occur by early 2001.

DIVESTITURES:
Over the next 12 months, the company also plans to sell businesses with aggregate sales of approximately $1.2 billion. This is in addition to businesses with approximately $150 million in revenues sold since May 1999. Thermo Electron believes that these businesses would better prosper within other strategically aligned organizations that can provide greater focus, resources, and targeted marketing strength. The additional businesses that are expected to be sold include, among others, the following: Thermo Cardiosystems, Trex Medical, the Thermo TerraTech businesses, Thermo Coleman, Peek, NuTemp, Thermo Trilogy, and Peter Brotherhood. In the aggregate, the company does not currently expect to incur losses from the disposition of these businesses.

         The proceeds from these divestitures will be retained by Thermo Electron for reinvestment in future acquisitions and product development efforts related to measurement and detection instruments.

SPIN-INS:
Thermo Electron has already announced the terms for, and is proceeding with, the spin-ins of ThermoTrex, ThermoLase, Thermo TerraTech, ThermoRetec, and The Randers Killam Group. Under the plan, Thermo Electron would also spin in Thermo Optek, ThermoQuest, Thermo BioAnalysis, Metrika Systems, ONIX Systems, Thermo Instrument Systems, Thermedics, and as previously announced, Thermo Sentron, Thermedics Detection, and Thermo Ecotek - described in brief below.

THE THERMO INSTRUMENT GROUP: Because Thermo Instrument Systems currently owns more than 90 percent of the outstanding shares of Thermo Optek and ThermoQuest common stock, each of these two companies is expected to be spun in for cash through a "short-form" merger, at $15.00 and $17.00 per share, respectively.

         In addition, Thermo Instrument will make cash tender offers of $28.00 per share for Thermo BioAnalysis, $9.00 per share for Metrika Systems, and $9.00 per share for ONIX Systems, in order to bring its own equity ownership in each of these businesses to at least 90 percent. If successful, each of these companies would then be spun into Thermo Instrument through a short-form merger at the same cash prices as the tender offers.


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
Thermo Electron Corporation                                                    4

         Following these tender offers, Thermo Instrument, in turn, would be taken private. Thermo Electron plans to conduct an exchange offer, in which Thermo Electron common stock would be offered to Thermo Instrument minority shareholders in exchange for their Thermo Instrument common stock in order to bring Thermo Electron's equity ownership in Thermo Instrument to at least 90 percent. If successful, Thermo Instrument would then be spun into Thermo Electron through a short-form merger. Thermo Instrument minority shareholders would also receive shares of Thermo Electron common stock in exchange for their Thermo Instrument shares in the merger at the same exchange ratio that is being offered in the exchange offer. The company expects to announce the exchange ratio for this transaction shortly after conducting the tender offers for Thermo BioAnalysis, Metrika Systems, and ONIX Systems.

THE THERMEDICS GROUP: Thermedics will make cash tender offers of $8.00 per share for Thermedics Detection and $15.50 per share for Thermo Sentron in order to bring its own equity ownership in each of these companies to at least 90 percent. If successful, each of these companies would then be spun into Thermedics through a short-form merger at the same cash prices as the tender offers.

         Following these tender offers, Thermedics, in turn, would be taken private. Thermo Electron plans to conduct an exchange offer, in which Thermo Electron common stock would be offered to Thermedics minority shareholders in exchange for their Thermedics common stock, in order to bring Thermo Electron's equity ownership in Thermedics to at least 90 percent. If successful, Thermedics would then be spun into Thermo Electron through a short-form merger. Thermedics minority shareholders would also receive shares of Thermo Electron common stock in exchange for their Thermedics shares in the merger at the same exchange ratio that is being offered in the exchange offer. The company expects to announce the exchange ratio for this transaction shortly after conducting the tender offers for Thermedics Detection and Thermo Sentron.

THERMO ECOTEK: Because Thermo Electron currently owns more than 90 percent of the outstanding shares of Thermo Ecotek common stock, Thermo Electron will spin in this company through a short-form merger. Thermo Ecotek minority shareholders will receive 0.431 shares of Thermo Electron common stock in exchange for each share of Thermo Ecotek stock held. Under Thermo Electron's new focused strategy, Thermo Ecotek is no longer a core business, and Thermo Electron is evaluating its strategic options for this company. In the meantime, Thermo Ecotek will proceed with its ongoing power projects using its own resources to fund development.

         Upon completion of the respective spin-ins, outstanding obligations under the Thermo Instrument, Thermedics, and Thermo Ecotek convertible debentures will be assumed by Thermo Electron, and these debentures will become convertible into Thermo Electron common stock. Thermo Electron's guarantee obligations under other subsidiary debentures and its obligations under its own debentures will remain ongoing obligations of Thermo Electron.

TIMING:
Thermo Instrument and Thermedics expect to conduct their respective subsidiary tender offers during the second quarter of 2000. The Thermo Optek, ThermoQuest, and Thermo Ecotek short-form mergers are expected to be completed by the end of the second quarter of 2000. Thermo Electron expects to conduct the exchange offers for Thermo Instrument and Thermedics during the third quarter of 2000.


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
Thermo Electron Corporation                                                    5

         The spinoffs of Thermo Fibertek and the new medical products company, as well as the planned divestitures, are expected to take up to a year to complete.

Thermo Electron's board has been advised by McKinsey & Company, Inc.; J.P. Morgan & Co., Inc.; and The Beacon Group Capital Services, LLC in its development of this plan.

CONDITIONS:
All of the transactions described here are subject to a number of conditions, including the following.

         The proposed spinoffs of Thermo Fibertek and the new medical products company will require: a favorable ruling by the Internal Revenue Service regarding the tax treatment of the spinoffs; Securities and Exchange Commission
(SEC) clearance of necessary filings; final Thermo Electron board action; and other customary conditions. In addition, the spinoff of the new medical products company will be conditioned on the successful completion of the proposed Thermo Instrument and Thermedics spin-ins.

         The spin-ins of Thermo Optek, ThermoQuest, and Thermo Ecotek will require SEC clearance of necessary filings. The tender offers for Thermo BioAnalysis, Metrika Systems, ONIX Systems, Thermo Sentron, and Thermedics Detection, as well as the proposed exchange offers for Thermo Instrument and Thermedics, will require: establishment of exchange ratios for the proposed Thermo Instrument and Thermedics exchange offers; the receipt of acceptances from enough minority shareholders so that Thermo Instrument's, Thermedics', or Thermo Electron's (as applicable) equity ownership in each of the proposed spin-in companies reaches at least 90 percent; and other customary conditions. In addition, depending on the exchange ratio that is set, and the number of Thermo Electron shares outstanding at the time of the transaction, the issuance of Thermo Electron common stock in the Thermo Instrument spin-in may require the approval of Thermo Electron's shareholders, per New York Stock Exchange rules.

OTHER IMPORTANT INFORMATION:
THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT HAVE NOT YET COMMENCED. AS SOON AS WE COMMENCE OUR EXCHANGE OFFERS FOR THERMO INSTRUMENT AND THERMEDICS, WE WILL FILE TENDER OFFER STATEMENTS AND REGISTRATION STATEMENTS ON FORM S-4 WITH THE SEC. IN ADDITION, WE HAVE NOT YET FILED A REGISTRATION STATEMENT WITH RESPECT TO THE SHARES TO BE ISSUED TO THE MINORITY SHAREHOLDERS OF THERMO ECOTEK. YOU SHOULD READ EACH OF THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS, REGISTRATION STATEMENTS, AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE, AS APPLICABLE TO THE PARTICULAR TRANSACTION:

*      TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
*      REGISTRATION STATEMENTS ON FORM S-4
*      OFFERS TO PURCHASE
*      LETTERS OF TRANSMITTAL
*      NOTICES OF GUARANTEED DELIVERY




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
Thermo Electron Corporation                                                    6

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

     INVESTOR RELATIONS DEPARTMENT
     THERMO ELECTRON CORPORATION
     81 WYMAN STREET, P.O. BOX 9046
     WALTHAM, MA 02454-9046

IN ADDITION, THE TENDER OFFERS TO BE CONDUCTED BY THERMO INSTRUMENT FOR THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS, AND BY THERMEDICS FOR THERMEDICS DETECTION AND THERMO SENTRON, AS DESCRIBED IN THIS ANNOUNCEMENT, HAVE NOT YET COMMENCED. AS SOON AS THOSE TENDER OFFERS COMMENCE, THERMEDICS AND THERMO INSTRUMENT, RESPECTIVELY, WILL FILE TENDER OFFER STATEMENTS JOINTLY WITH THERMO ELECTRON WITH THE SEC. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS OR PHONE NUMBER, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

*      TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
*      OFFERS TO PURCHASE
*      LETTERS OF TRANSMITTAL
*      NOTICES OF GUARANTEED DELIVERY

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, capital spending and government funding policies, dependence on intellectual property rights, and the potential impact of the year 2000 on processing date-sensitive information.

SCRIPT:

Talking Points for Conference Call, January 31, 2000

We are announcing today a bold plan to deliver shareholder value by splitting the company into three independent entities - vastly simplify Thermo Electron

     There are three components:

     1.   Spinning in almost all remaining public subsidiaries

     2. Spinning off to shareholders two companies: Thermo Fibertek and newly created Medical Products company

     3.   Selling businesses with approximately $1.2 billion in revenues

     Ultimately - when all is said and done - Thermo Electron will become ONE integrated, publicly traded company


     - TMO shareholders should have added value by owning three entirely independent and separate companies:

          Each focused on its own customers and markets

          Each with strong competitive positions in the markets they address

          Each with solid growth prospects

     - Spin-ins and spinoffs will eliminate structural complexity - easier for both shareholders and managers

     -    TMO will focus solely on core measurement and detection business

     - Divestitures will generate significant cash to support aggressive growth plans for the measurement and detection instruments business
          - fund internal growth and acquisitions

     -    Goal is to become pre-eminent global instrument company

     -    Emerge as one highly integrated company

     This plan is result of six months of complete review of Thermo's operations with help of McKinsey, J.P. Morgan, and the Beacon Group:

     - Everything was on table in review of our businesses - we considered every major alternative

     - Our sole objective: create value for shareholders - this one, by far, will offer the most value to shareholders


     Timeframe:

     - We recognize speed is very important - so we are proceeding on an accelerated basis

     - We have outlined in this plan definitive time frames and definitive steps


     Spin-ins:

     -    Essentially completed: 9 of the 12 transactions announced in May

     - Today we have announced the terms for the 3 remaining deals pending from May

     -    As well as 7 new spin-ins

     -    We announced terms for 8 spin-ins this morning - 7 cash and 1 stock

     - Our goal is to complete 7 cash spin-ins in Q2 - and to complete other 3 spin-ins in Q3

     Spin-offs:

     - We are announcing the spin-off of Fibertek/Fibergen and a new Medical Products company, created by combining many of our existing businesses

     - Need favorable letter ruling from IRS - Had a positive meeting with IRS to review our plans

     - Time frame largely dictated by IRS: expect to complete spinoffs late 2000 or early 2001


     Divestitures:

     - We are announcing divestitures of businesses with revenues of $1.2 billion

     - We expect these divestitures to generate proceeds of approximately $1 billion

     - Already generated approximately $180 million in pretax proceeds from divestitures we've completed since May

     - Starting to work immediately on new divestitures and expect to complete deals within one year - some already underway

     - Selling many excellent businesses (e.g. Cardio and Retec) that have strong prospects but will fit better with more strategically aligned owner


     Thermo Ecotek

     - Committed to spin-in, but under new focused strategy, no longer a core business. Continuing to evaluate strategic options

     - Ecotek will proceed with its ongoing power projects using its own resources to fund development

Thermo Electron shareholders will own shares in three strong, independent companies:


     Fibertek

     -    Almost $250 million in revenues with strong core  business  addressing
          paper  industry  and  exciting   Fibergen  new  venture   focusing  on
          fiber-based composite materials

     - Core business excellent bookings Q3+Q4, and rebounding from slump in paper market

     - Better able to raise capital to expand into other industries with separation technology

     - Large upside potential with Fibergen's new fiber-based composite materials. Fibergen just starting to sell its new plastic wood product. Fibergen has proprietary process to create competitive product with very strong specs that addresses large potential market.


     Medical Products company

     -    Approximately   $350   million  in  revenues   consisting   mostly  of
          respiratory and pulmonary care, as well as in neurodiagnostic and patient monitoring businesses.

     - Strong niche positions - #1 in neurodiagnostic and monitoring equipment (lots of potential with new trend toward telemedicine and remote monitoring) and #2 in respiratory and pulmonary care products, highly profitable businesses

     -    Now will be managed for higher revenue growth

     -    Started  search  for  CEO  with  strong  medical   products   industry
          background

The New Thermo Electron - Measurement and Detection Instruments

     - Roughly $2.5 billion company with strong position in many markets it addresses

     - If you look at the current market valuation of our instruments business compared to our principal competitors, you will see that we are substantially undervalued

     - Strong growth prospects, particularly in our businesses that serve customers in life sciences and telecommunication industries.

     -    We plan to invest significant resources in expanding these two areas -
          through  internal  R&D,  strategic  partnerships,   and  complementary
          acquisitions

     - And we will have the money to do it - nearly a billion dollars from divestitures



Thermo Electron vision is very clear and straightforward:

To channel ALL our resources - financial, human, and technological - to become the preeminent provider of measurement and detection instruments in exciting markets, such as life sciences and telecommunications


     -    Thermo  Electron   tradition  of  product  innovation  and  excellence
          continues

     - Our mission remains the same: use technology to solve society's pressing problems by identifying and bringing new technologies to the marketplace and providing superior value to our customers

     -    Renewed focus on growth - with an emphasis on internal growth

Thermo Electron is poised to deliver value to shareholders, employees, and customers - We're very excited about this plan and have already hit the ground running


OTHER IMPORTANT INFORMATION:
THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT HAVE NOT YET COMMENCED. AS SOON AS WE COMMENCE OUR EXCHANGE OFFERS FOR THERMO INSTRUMENT AND THERMEDICS, WE WILL FILE TENDER OFFER STATEMENTS AND REGISTRATION STATEMENTS ON FORM S-4 WITH THE SEC. IN ADDITION, WE HAVE NOT YET FILED A REGISTRATION STATEMENT WITH RESPECT TO THE SHARES TO BE ISSUED TO THE MINORITY SHAREHOLDERS OF THERMO ECOTEK. YOU SHOULD READ EACH OF THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS, REGISTRATION STATEMENTS, AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE, AS APPLICABLE TO THE PARTICULAR TRANSACTION:

*      TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
*      REGISTRATION STATEMENTS ON FORM S-4
*      OFFERS TO PURCHASE
*      LETTERS OF TRANSMITTAL
*      NOTICES OF GUARANTEED DELIVERY


YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

     INVESTOR RELATIONS DEPARTMENT
     THERMO ELECTRON CORPORATION
     81 WYMAN STREET, P.O. BOX 9046
     WALTHAM, MA 02454-9046

IN ADDITION, THE TENDER OFFERS TO BE CONDUCTED BY THERMO INSTRUMENT FOR THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS, AND BY THERMEDICS FOR THERMEDICS DETECTION AND THERMO SENTRON, AS DESCRIBED IN THIS ANNOUNCEMENT, HAVE NOT YET COMMENCED. AS SOON AS THOSE TENDER OFFERS COMMENCE, THERMEDICS AND THERMO INSTRUMENT, RESPECTIVELY, WILL FILE TENDER OFFER STATEMENTS JOINTLY WITH THERMO ELECTRON WITH THE SEC. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE WHEN THEY ARE AVAILABLE ON THE SEC'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS OR PHONE NUMBER, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

*      TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
*      OFFERS TO PURCHASE
*      LETTERS OF TRANSMITTAL
*      NOTICES OF GUARANTEED DELIVERY